EXHIBIT 99.1

Chunghwa Telecom Reports Un-audited Consolidated Operating Results for the First Quarter of 2015
Total Revenue and EPS Increase 2.6% and 2.0% respectively YoY

TAIPEI, Taiwan, R.O.C. April 30, 2015 — Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its un-audited operating results for the first quarter of 2015. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“Taiwan-IFRSs”) on a consolidated basis.

(Comparisons throughout the press release, unless otherwise stated, are made with regard to the prior year period)

First Quarter 2015 Financial Highlights

1.	Total revenue increased by 2.6% to NT$56.47 billion

2.	Mobile communications revenue increased by 1.8% to NT$28.00 billion.

I.	Mobile value-added services (VAS) revenue increased by 19.0% to NT$9.58 billion, with mobile Internet revenue, the largest contributor to VAS revenue, increasing by 26.4%

3.	Internet revenue increased by 1.4% to NT$6.22 billion

4.	Domestic fixed communications revenue increased by 2.3% to NT$17.54 billion

5.	International fixed communications revenue increased by 6.9% to NT$4.06 billion

6.	Total operating costs and expenses increased by 3.5% to NT$44.66 billion

7.	Net income attributable to stockholders of the parent increased by 2.0% to NT$10.45 billion

8.	Basic earnings per share (EPS) was NT$1.35

Dr. Rick L. Tsai, Chairman and CEO of Chunghwa Telecom stated, “We are pleased with our operational and financial results for the first quarter of 2015, which included exceeding our total revenues, operating income, and EPS expectations. This result was driven by our continued focus on key businesses, as evidenced by the further growth of mobile VAS and mobile service revenue, with growth rates of 19.0% and 4.6%, respectively.  ICT business revenue was also growing. Furthermore, we continued to expand our market share in terms of mobile subscribers and revenues, reaching 37.5% and 37.1% by the end of February, respectively. Till now, according to our internal figures, we have already accumulated over 2.0 million 4G subscribers and continue to maintain our leadership position in this premium service offering.”

“As we move forward, we will continue expanding our 4G customer base, allowing us to achieve favorable economies of scale and help us to generate strong EBITDA growth for our 4G business. As part of this market share expansion strategy, we announced a short-term promotional plan with favorable pricing incentives to attract new 4G subscribers. We will also continue to offer customized and comprehensive ICT solutions to enterprise customers, as well as develop in-house big data capabilities for future commercialization. Overall, we are pleased with our performance thus far in 2015, and expect our ongoing initiatives will help to further fortify Chunghwa’s position as the leading integrated telecommunications service provider in Taiwan.”

Revenue

Chunghwa Telecom’s total revenues for the first quarter of 2015 increased by 2.6% to NT$56.47 billion, which was comprised of 49.6% mobile, 11.0% internet, 31.1% domestic fixed, 7.2% international fixed, and 1.1% from other businesses.

Mobile communications revenue for the first quarter 2015 increased by 1.8% to NT$28.00 billion. This was mainly due to the continual growth of mobile VAS revenues, which was offset by the decrease in mobile voice revenue due to increased market competition and promotional packages.

Internet business revenue for the first quarter of 2015 increased by 1.4% year-over-year to NT$6.22 billion. The increase was primarily attributable to higher HiNet and ICT project revenue.

Domestic fixed revenue for the first quarter of 2015 increased by 2.3% year-over-year to NT$17.54 billion, mainly due to the growth of ICT project revenue and MOD revenue. Broadband access revenue increased by 0.9% to NT$4.87 billion. Local and DLD service revenue decreased by 6.2% and 5.9%, respectively, mainly due to increased mobile and VoIP substitution. International fixed revenue increased by 6.9% to NT$4.06 billion.

Operating Costs and Expenses

Total operating costs and expenses for the first quarter of 2015 increased 3.5% to NT$44.66 billion. The increase was primarily due to the higher cost of handsets sold, increasing costs for ICT projects and higher 4G license amortization expenses.

Income Tax

Income tax expense for the first quarter of 2015 remained flat year over year at NT$1.96 billion.

Operating Income and Net Income

Income from operations for the first quarter of 2015 decreased by 0.9% to NT$11.78 billion. The operating margin was 20.9%, compared to 21.6% in the same period of 2014. However, due the increase in foreign currency exchange gains and investment income under the equity method, net income attributable to stockholders of the parent increased by 2.0% to NT$10.45 billion and basic earnings per share increased to NT$1.35.

Cash Flow and EBITDA

Cash inflow from operating activities for the first quarter of 2015 increased by 22.6% to NT$11.79 billion. Cash and cash equivalents as of March 31st, 2015 increased to NT$30.80 billion year-over-year, representing a 62.2% increase.

EBITDA for the first quarter of 2015 increased by 0.4% to NT$20.34 billion. EBITDA margin was 36.0% compared to 36.8% in the same period of 2014.

Capital Expenditure (“Capex”)

Total Capex for the first quarter of 2015 decreased by 4.1% to NT$5.53 billion, and was comprised of 52.4% domestic fixed communications, 28.7% mobile communications, 16.2% Internet, 1.5% international fixed communications, and 1.2% from others.

Business and Operational Highlights

Broadband/HiNet

The Company continued to execute its strategy of encouraging FTTx migration. As of March 31st, 2015, the number of FTTx subscribers reached 3.18 million, accounting for 70.2% of the Company’s total broadband users. Moreover, the number of subscribers signing up for speeds of 100Mbps or higher increased by 90.2%, reaching 936 thousand.

HiNet broadband subscribers increased 0.1% year-over-year, totaling 3.79 million as of March 31st, 2015.

Mobile

As of March 31st, 2015, Chunghwa had 11.22 million mobile subscribers, representing a 4.0% year-over-year increase. The Company also had 5.35 million mobile Internet subscribers, representing a 24.8% year-over-year increase.

Fixed-line

As of March 31st, 2015, the Company maintained its leading position in the fixed-line market, with a total of 11.32 million subscribers.

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at http://www.cht.com.tw/en/ir/stockit-earningsit.html.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a “non-GAAP financial measure”. EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other income, net, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES

In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:

■ these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures;

■ these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures;

■ these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and

■ these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principle.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers and is expanding its cloud computing services. In recent years, Chunghwa has been actively involved in corporate social responsibility and has won domestic and international awards and recognition. For more information, please visit our website at www.cht.com.tw.

Contact: Phone: Email:	Fu-fu Shen +886 2 2344 5488 chtir@cht.com.tw